MANAGEMENT’S DISCUSSION & ANALYSIS – 2010 THIRD QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2010.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the quarter and the subsequent period up to the date of issue of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the development of the Bisha Project in Eritrea, located in northeast Africa. The Bisha Mine construction is now in the plant commissioning phase, preparing for the introduction of ore to the plant, and is forecast to be completed within budget.  See further details below.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.
Construction progress and outlook
Construction

Mine construction continues as scheduled.  During the course of Q3 2010 and as of the date of this MD&A, the following was achieved:

•

Completion of substantially all civil, plate work, structural, mechanical and piping elements of the project;

•

Completion and establishment of operation of the power plant;

•

Completion of all major earthworks associated with the tailings management facility;

•

Installation of the liner for the tailings management facility required to support operations;

•

Commissioning of various mechanical equipment; and

•

Pre-strip mining continued per plan and stock-piling of ore has commenced.

Cost expenditures over the quarter were incurred as budgeted and the project remains on track to come within the targeted $260 million cost.  As at September 30, 2010, approximately $205 million had been spent and a further $13 million was ordered or arranged.

The following targets are expected to be achieved in Q4:

•

Operation of tailings management facility;

•

Full plant commissioning, including the introduction of ore; and

•

First gold pour.

Pictures of the construction progress are updated regularly and can be found on the Company web site – www.nevsun.com/properties/photo_gallery.

Mining
Pre-stripping mine waste activity continues according to plan and ore stockpiling has commenced.
Exploration

The Company has commenced an 8,000m diamond drill program. The objective of the program is to test the extent of mineralization in the Hanging wall copper zone, immediately west of the Bisha Main deposit, as well as to continue with further infill drilling at Harena.  The drilling is expected to take approximately two months, after which the results of this program will be assessed.  If favorable, a resource/reserve estimation will be initiated on the Harena deposit and definition drilling will continue on the Hanging wall copper zone.

The Bisha exploration license which covers the Harena deposit is contiguous with the Bisha mining license and mining agreement area which cover the Bisha Main, Hanging wall copper, and NW Zone deposits, which are each viewed as likely sources of supplemental feed for the processing plant at Bisha. Supplemental feed can provide valuable cash flow as an extension to mine life without having to absorb start up plant capital expenditures.

Valuation and settlement of sale of Bisha interest to Eritrea Government

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The purchase price to be paid by the State will be determined by an independent valuator within 90 days of first gold shipment from the mine and shall be based on the net present value of 30% of the project, using feasibility study reserves.

The determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the mine as at first gold shipment.  Accordingly, it is still premature to accurately estimate the value of the purchase price.  Once the purchase price has been determined by the independent valuator, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $45,000,000, being the total of a $25,000,000 provisional payment in January 2008 and $20,000,000 advanced in August 2009.

The Company and ENAMCO have agreed that the mechanism for payment of the PPA will take place over time, whereby significant cash distributions from the Bisha project that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price has been fully paid.

Highlights of the Bisha Project

The Bisha project (the Project) is a high-grade gold, copper and zinc deposit that has a strong economic return over a ten year mine life.  The top layer of the deposit is high-grade gold oxide material lying at surface that allows an early payback of capital.  Production is anticipated to yield 1.06M oz gold, 734M lb copper, 1B lb zinc and 9.4M oz silver. Gold will be produced at an operating cost of less than $250/oz, with copper operating costs ranging from $0.54-$0.67/lb, and zinc operating costs at $0.50/lb.  The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project.  The projected production schedule and cash flows can be found in the Company’s annual 2009 MD&A.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below and includes both owners and non-controlling interest.  The Q3 2010 and six preceding quarters’ results were prepared in accordance with International Financial Reporting Standards (IFRS).  The Q4 2008 quarter was prepared in accordance with Canadian GAAP:

	2010 3rd	2010 2nd	2010 1st	2009 4th
Revenue	$-	$-	$-	$-
Loss for the period	(1,299,876)	(2,434,312)	(11,501,893)	(1,761,022)
Owners’ loss per share (1)	(0.01)	(0.01)	(0.04)	(0.01)

	2009 3rd	2009 2nd	2009 1st	2008 4th
Revenue	$-	$-	$-	$-
Loss for the period	(1,013,989)	(583,951)	(1,341,272)	(4,847,622)
Owners’ loss per share (1)	(0.01)	-	(0.01)	(0.03)

(1)Each line of loss per share information in the table is presented as basic and diluted.

The following variances result when comparing continuing operations for the three month period ended September 30, 2010 with those of the same period of the prior year:

1.

Recovery of deferred finance costs: During Q3 2010 the Company recorded a recovery of $2,600,000 (2009 - $nil) in finance costs related to debt facilities that expired undrawn in April 2010 and were written off in Q2 2010.

2.

Foreign exchange loss: The increase in foreign exchange loss of $834,831 from Q3 2009’s loss of $101,943 to $936,734 was due primarily to the Company holding significant South African Rand (ZAR) denominated payables and the depreciation of the US dollar against the ZAR during the quarter.

3. Royalties: The increase of $133,340 from Q3 2009’s royalty income of $182,996 to $316,336 was due primarily to an increase in gold spot price and gold ounces sold.

4.

Share-based payments: The Company’s Q3 2010 share-based payments expense of $2,386,193 increased by $2,014,046 compared to Q3 2009’s expense of $372,147.  The increase is due to 1) options granted earlier in the year compared to the prior year; and 2) increasing the number of stock options issued.

Liquidity and Capital Resources

The Company’s cash at September 30, 2010 was $74.8 million (December 31, 2009 – $29.1 million). The Company is confident this cash plus the ongoing one-third contribution by ENAMCO to Bisha will be sufficient to see the Bisha project through to cash flow positive operations and to complete the drill program.

As at September 30, 2010 ENAMCO had made cumulative advances totaling $78.2 million (September 30, 2009 – $36.3), including $40 million in Q3 2010.  The State’s total investment in the Bisha project, including $45 million advanced directly to Nevsun and including interest, was $132.2 million at September 30, 2010.

In August 2010 the Company paid $17.5 million to a third party in an arms-length transaction to buy out a 1.5% net smelter royalty on the Bisha project.

In February 2010 the Company changed its approach to funding the Bisha project to ensure the project continued on schedule.  In July 2009 Bisha signed project debt agreements with European and South African lenders.  These debt facilities had not yet been drawn and it became apparent that access to the debt in the required time frame was uncertain.  Accordingly, the Company raised $111.2 million by way of a non-brokered private placement of 52,000,000 common shares and obtained agreement from ENAMCO for the State’s pro-rata share of funding.

From these cash resources, $49.4 million was used in operating and investing activities during Q3 2010 (Q3 2009 - $19.6 million).

Contractual Obligations
As of September 30, 2010 the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	$13,800,000	$13,800,000	$-	$-	$-
Advances from non-controlling interest(1)	78,189,944	78,189,944	-	-	-
Loan from non-controlling interest	3,681,057	3,681,057	-	-	-
Provision for closure and reclamation	4,940,000	-	-	-	4,940,000
Total Contractual Obligations	$100,611,001	$95,671,001	$-	$-	$4,940,000

The Company has arranged an environmental bond to cover remediation liabilities for the Project in the amount of $2 million at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO.  Refer to note 8(a) of the September 30, 2010 condensed consolidated interim financial statements for a description of the purchase price adjustment with ENAMCO.

Outstanding Share Data
As of the date of this MD&A the Company had 195,796,822 shares issued and outstanding.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents.  To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income.  Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments.  The United States dollar is the predominant currency within the industry.  The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments, deferred income tax asset valuation reserves and determination of carrying values of derivative financial liabilities, among others.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and, hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2009 MD&A.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea.  All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable.  Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended September 30, 2010.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of New Accounting Standards

The Company has adopted International Financial Reporting Standards (IFRS) effective January 1, 2010 with a transition date of January 1, 2009.  For further details, please refer to note 2 of the September 30, 2010 condensed consolidated interim financial statements.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2009 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2009 Annual MD&A.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, construction schedules, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

November 10, 2010